United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: QTS Realty Trust, Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

On April 16, 2018, Land & Buildings (“Land & Buildings”) issued a press release regarding QTS Realty Trust, Inc. (the “Company”), which is included below.

Land & Buildings Issues Presentation Responding to QTS’ Highly Concerning Misrepresentations and Distortions of the Facts

– QTS’ First Substantive Public Response to Land & Buildings’ Critiques Troublingly Leaves Investors with More Questions than Answers –

– Shareholders Should Not Only Consider the Credibility and Accuracy of QTS’ Claims, but also the Numerous Points the Company has Declined to Address –

– Urges Shareholders to vote WITHHOLD on Chairman and CEO Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at May 3, 2018 Annual Meeting –

Stamford, CT— (April 16, 2018) – Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings") announced today that it has issued a presentation in response to the one filed by QTS Realty Trust (NYSE: QTS) (“QTS” or the “Company”) after the market close on Friday, April 13th. The complete presentation can be found at www.landandbuildings.com.

Land & Buildings, an approximately 3% shareholder of QTS, intends to withhold its votes for QTS Chairman and CEO Chad Williams and Chair of the Compensation Committee William Grabe. Land & Buildings believes that a clear message needs to be sent that the persistent and consistent failures in corporate governance and compensation practices, and substantial underperformance for QTS shareholders, simply cannot continue.

Jonathan Litt, Founder and Chief Investment Officer of Land & Buildings, stated: “We believe that the presentation issued late last Friday by QTS is highly troubling. The misleading claims the Company made – and, just as importantly, the facts they did not address – are quite telling. QTS’ response is the latest in a pattern of actions by the Company and its Board of Directors to divert shareholders’ attention away from the manner in which Mr. Williams and the Board have created a culture of self-enrichment with absolutely zero accountability – all at the expense of the true owners of the Company. Shareholders need to send a clear message that this behavior is unacceptable by withholding their votes for Chairman and CEO Mr. Williams and Chair of the Compensation Committee Mr. Grabe.”

Consider the following “facts” presented in QTS’ presentation:

•	QTS’ Board wants investors to believe that Land & Buildings did not attempt to engage in constructive dialogue with the Company’s Board. In reality, Land & Buildings requested a meeting with independent directors on March 9th, 2018 and the Board refused to have the meeting until just last week – nearly five weeks later, and only 23 days before the Annual Meeting.
•	Mr. Williams and the Board want QTS investors to believe Williams lives “full-time” in Kansas, but he declares his Arizona home as his primary residence, and he owns homes in three states.
•	Mr. Williams and the Board want investors to believe that QTS’ pre-IPO private equity sponsor’s interests were aligned with those of common shareholders at the time of the IPO when approving the current horrible corporate governance practices that plague the Company. That same private equity sponsor has since liquidated its investment in QTS, yet, inexplicably, three of that firm’s directors remain on the QTS Board. Who is their allegiance to – Mr. Williams or all QTS shareholders?
•	QTS’ Board wants investors to believe that it is perfectly acceptable for Mr. Williams to own the Company’s headquarters building which, as they pointed out in their Friday presentation, includes data center space, which is precisely the business of QTS, and for the Company to pay Mr. Williams more than $1 million in annual rent for the building.
•	QTS’ Board wants investors to believe that its forecasts for financial performance are reliable, despite its about-face on its strategy following its November 2017 investor day and a multitude of missed projections since its IPO, including EBITDA margins, return on invested capital, earnings growth, and revenue growth, among others.
•	QTS’ Board wants investors to believe that it is appropriate to just ignore the past six months of shareholder returns, which represent the culmination of years of poor leadership, in our view, that recently came to a head.
•	QTS’ Board wants investors to believe the Company’s has made strong capital allocation decisions, while trying to downplay Carpathia, the single largest acquisition in the Company’s history, which we believe will largely need to be written down.
•	Mr. Williams and the Board want investors to believe that management compensation is aligned with performance, despite compensation being discretionary, and despite the fact that compensation has risen even in the face shareholder total return underperformance relative to QTS’ Data Center Peers[i].
•	QTS wants investors to believe the Board does not need new perspectives despite the average tenure of its directors being more than 50% longer than the Company has been public.
•	Mr. Williams and the Board want investors to believe his dual-class super voting stock and interest in the Company's operating partnership are normal course of business and fair, but in fact they create significant conflicts of interest between Mr. Williams and common shareholders.

Mr. Williams and the Board did not take issue with numerous alarming facts shareholders must consider. The Company’s presentation raises the following questions:

•	What is the explanation for Mr. Williams’ numerous related party transactions, including QTS chartering an aircraft owned by Williams for nearly a half million dollars in 2017?
•	What is the justification for the unearned award of stock options to Mr. Williams for “additional motivation” after the stock declined more than 35% in 2018?
•	Where is the explanation of the Compensation Committee’s decision to make the March 2018 options award at a trough in the market price when the Board may have been in possession of material non-public information that would boost the stock just days after the award, including a critical capital raise and significant lease renewals?
•	Where is the justification for Mr. Williams’ employment agreement requiring that the Company nominate him as Chairman of the Board, and stipulating that if the Company declines to do so Mr. Williams may walk away with more than $8.8 million?
•	What about the numerous missed financial targets since the IPO, which beg the question: why should investors believe Mr. Williams now?

Land & Buildings urges its fellow shareholders to WITHHOLD on CEO and Chairman Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at the QTS Realty Trust May 3, 2018 Annual Meeting.

Sincerely,

Jonathan Litt

Founder & Chief Investment Officer

Land & Buildings

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About Land & Buildings:

Land & Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land & Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Pat McHugh

Okapi Partners

212-297-0721

pmchugh@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

[i] Data Center Peers defined as the following REITs that own, operate and develop data centers with a significant US footprint: CyrusOne (Nasdaq:CONE), CoreSite (NYSE: COR), Digital Realty Trust (NYSE: DLR), and Equinix (Nasdaq:

EQIX)

On April 16, 2018, Land & Buildings issued a presentation regarding the Company, which is included below.

1 The Troubling Response From QTS: Further Making The Case For Withholding landandbuildings.com

2 QTS’ highly Concerning Misrepresentations and Unaddressed Failures

3 • Land & Buildings is an approximately 3 % shareholder of QTS Realty Trust (“QTS” or the “Company”) • QTS issued a presentation late Friday, April 13 , 2018 including numerous disturbing “facts” and misrepresentations • The claims the Company made – and more importantly the ones they did not – are quite telling • The Company’s troubling response is the latest in a pattern of highly concerning actions that have caused QTS management and Board to lose credibility with investors – It is time for shareholders to take a stand • WITHHOLDING votes for Chairman/CEO Williams and Compensation Chairman Grabe at QTS’ May 3 rd Annual Meeting will send a clear message to the Board that urgent change is needed The Troubling Response From QTS: Withholding Votes on Mr. Williams and Mr. Grabe The persistent failures in corporate governance and compensation practices and substantial underperformance for QTS shareholders simply cannot continue

4 • QTS’ Board wants investors to believe that Land & Buildings did not attempt to engage in constructive dialogue, but in reality the Company delayed a meeting until just last week – nearly 5 weeks after our initial request • QTS wants investors to believe that it is perfectly acceptable for Mr . Williams to own QTS ’ headquarters, which includes data center space, and earn over $ 1 million annually in rent as well millions of dollars in other related party transactions • The Company wants investors to believe that it is appropriate to just ignore the past six months of shareholder returns • Mr . Williams and the Board want investors to believe compensation is aligned with performance, despite comp being discretionary • QTS wants investors to believe that its forecasts for financial performance are reliable, despite its about - face on its strategy following its November 2017 investor day and multitude of missed projections since IPO • Mr . Williams and QTS want us to believe he lives “full - time” in Kansas, but he declares his Arizona home as his primary residence • Mr . Williams and the Board wants investors to believe that the 3 directors from the Company’s private equity sponsor, that has since liquidated its investment, have shareholders’ best interest at heart • QTS wants investors to believe the Company has made strong capital allocation decisions, while trying to downplay Carpathia , the single largest acquisition in the Company’s history, which we believe will largely need to be written down • QTS wants investors to believe the Board does not need to be refreshed despite the average tenure of its directors being more than 50 % longer than the Company has been public • Mr . Williams and the Board want investors to believe his dual - class super voting stock and interest in the Company’s operating partnership are normal course of business and fair, but in reality they create significant conflicts of interest What QTS wants investors to believe is highly concerning and misleading Source: Company filings

5 What the QTS response ignores is telling • Mr. Williams and the Board did not take issue with numerous alarming facts shareholders must consider: x What about Mr . Williams’ numerous related party transactions, including QTS chartering an aircraft owned by Williams for nearly a half million dollars in 2017 ? x What is the justification for the unearned award of stock options to Mr . Williams for “additional motivation” after the stock declined more than 35 % in 2018 ? x Where is the explanation of the Compensation Committee’s decision to make the March 2018 options award at a trough in the market price when the Board may have been in possession of material non - public information that would boost the stock, including a critical capital raise and significant lease renewals? x Where is the justification for Mr . Williams’ employment agreement requiring that the Company nominate him as Chairman of the Board, and stipulating that if the Company declines to do so Mr . Williams may walk away with more than $ 8 . 8 million? x What about the numerous missed financial targets since the IPO, which beg the question : why should investors believe Mr . Williams now?

6 What QTS Wants Investors to Believe is Highly Concerning and Misleading

7 The Troubling QTS Response The first date to meet with independent Board members QTS offered to Land & Buildings was April 10 th, 2017 , more than 6 weeks after our initial public engagement and more than one month after we initially asked for a meeting Source: Company filings, Land & Buildings’ estimates Note: FY2014 OFFO/share was $2.00 vs. FY2018 OFFO/share guidance of $2.60, or less than 7% annual growth and underperforming Dat a Center Peers (COR, CONE, DLR, EQIX) by 43% Less than 7 % annual OFFO/share growth NOT 20% : QTS is playing fast and loose with the facts, not including 2018 Company guidance (which assumes a 6 % decline) and starts with a pre - IPO 3 Q 13 base 23 % decline in QTS the day Mr . Williams laid out the new strategy says otherwise

8 QTS is Cherry - picking performance metrics and peer groups QTS is cherry - picking and constantly changing its peer group Source: Company filings, Land & Buildings’ estimates Note: Data Center Peers defined as REITs that own, operate and develop data centers with a significant US footprint: CyrusOne ( Nasdaq:CONE ), CoreSite (NYSE: COR), Digital Realty Trust (NYSE: DLR), and Equinix (Nasdaq: EQIX) Why does the first “Performance” slide ignore total shareholder return, which is 97 % below its Data Center Peers since its IPO? QTS is focusing on absolute Revenue and Adjusted EBITDA (not per share figures) using results before its IPO – QTS’ smaller size should more easily drive top - line growth but has not driven superior per share growth and total shareholder returns Interxion is often included in the Company’s peer set, but owns zero data centers in the United States , owning assets only in Europe

9 Eroded credibility: Promising better growth Is not The Same as Achieving it Given the Company’s history of missing Wall Street estimates, the market does not appear to believe these projections Source: Company filings, Wall Street research, Land & Buildings’ estimates Why should shareholders believe QTS management projections now, after consistently missing projections around EBITDA margins and revenue growth in the past?

10 return Performance since November 2017 cannot be ignored If we could take back the last 6 months of shareholder returns we would gladly, but it was the culmination of years of poor leadership that led to the current share price and valuation, in our view Yet again, QTS is playing games with its peer group – QTS has underperformed its best comparisons, United States focused Data Center Peers by 35 % and 84 % over the past 1 and 3 years, respectively and 97 % since its IPO It is well and good that QTS believes stock performance will be temporary, particularly as management was recently granted hundreds of thousands of unearned stock options, but the market clearly disagrees and we do not view management’s promises as wholly credible Source: Company filings, Land & Buildings’ estimates

11 Failed Carpathia Acquisition downplayed “Increasing scale capability in Cloud & Managed Services” is probably not something QTS should highlight given the Company is essentially abandoning that business (C 3 ) without monetizing it in any material way The Company has not put forth a real defense of Carpathia, the Company’s largest acquisition at $ 326 million , which we believe will need to be largely written down QTS may have purchased Carpathia at 10 x EBITDA, but it was primarily an operating business in data centers they did not own . What is the implied multiple today? How much EBITDA is even left? Source: Company filings, Land & Buildings’ estimates

12 Wall street clearly does not “endorse” Qts today The “clear consensus” is that Wall Street does not believe management can achieve its goals and investors have voted with their feet with stock down over 40 % from its November 2017 highs Average Wall Street target prices for QTS stock since the November 2017 Investor Day are down 30 % and analysts are 13 % below QTS ’ 2020 earnings guidance QTS FFO Estimates – Street vs. Guidance Source: Company filings, Wall Street research, Land & Buildings’ estimates

13 Dual class not consistent with best governance practices Mr . Williams’ economic exposure through ownership of super voting Class B stock and interest in the Company’s operating partnership present a significant conflict of interest between Mr . Williams and common shareholders – that is NOT governance best practices The best governance practice would have been for Mr . Williams to pay his taxes and get common shares like everyone else , not for him to get special tax protections , creating a misalignment with common shareholders Source: Company filings Mr . Williams wants to have his cake and eat it too : voting rights and tax protection

14 Why does Mr. Williams own data center space that QTS pays him for? The Audit Committee’s review and approval of millions of dollars in related party transactions annually, including office furnishing and private jet use , with Mr . Williams and his family does NOT make them appropriate – that approval is emblematic of the lack of appropriate Board oversight at QTS It is remarkable that Mr . Williams owns data centers, the very asset QTS owns and operates, outside the REIT and leases it back Source: Company filings How can shareholders trust this Board given the numerous conflicts of interest they have sanctioned?

15 QTS is Cherry Picking, Not Showing Total Compensation Disclosed in Proxy QTS is playing games and does not reflect all of Mr . Williams’ compensation when calculating its percentage – this is not a mathematical error Source: Company filings, Land & Buildings’ estimates Why is QTS excluding the "supplemental option grants and other compensation?” that's part of the discretionary compensation Mr . Williams and Mr . Grabe are taking advantage of and ignoring performance metrics Actual 2017 compensation disclosed in the 2018 proxy is 22 % above the disclosed target

16 Qts is playing games with how they report compensation The Company is effectively admitting that waiting until next year to issue unearned options may have prevented the Company’s executives from capitalizing on the trough stock prices caused by their very own actions QTS is not even denying the March 2018 options were spring - loaded Source: Company filings, Land & Buildings’ estimates Is Mr . Grabe really pleased with shareholder returns 21 % below Data Center Peers in 2017 , meriting total compensation 122 % of target ? Yes, some performance metrics are cited, but there are no weightings, thresholds or disclosures about what they mean, leading to what is really compensation paid on a discretionary basis Did Mr. Grabe and the QTS Board have material non - public information that would boost the stock at the time of the March 2018 options award , including a critical capital raise and significant lease renewals ?

17 Land & Buildings Stands by its Facts Source: Company filings, Land & Buildings’ research Is QTS proud that the tenure of its directors is ~ 50 % longer than the Company has been public? Just because something is permitted by law does not mean it is good governance Does QTS have a response for Mr . Grabe’s apparent pattern of granting excessive compensation at multiple companies which has led to prior WITHHOLDS?

18 Does mr. Williams really live in Kansas where QTS is headquartered? Source: Company filings, Land & Buildings’ research Mr . Williams claims to live “full - time” in Kansas, but according to Arizona state records, his Arizona home is his primary residence According to Parcel Detail from the Pima County Assessor’s Office regarding Mr . Williams’ residence is categorized as “Class (3)” which is defined as : • "Class Three property is residential property that is the owner’s primary residence” WHY IS MR. WILLIAMS CLAIMING PRIMARY RESIDENCE IN Kansas TO SHAREHOLDERS AND IN Arizona IN OFFICIAL RECORDS? BOTH CANNOT BE TRUE...

19 QTS shareholders: Focus on Persistent failures and underperformance

20 Antiquated Corporate Governance – Board of Directors lacks diversity, has seen no refreshment since the 2013 IPO and has not exercised sufficient oversight over Mr . Williams ; 3 directors (including Mr . Grabe ) remain from the Company’s private equity sponsor, which no longer owns shares Situation overview Persistent and consistent failures in corporate governance and compensation practices have resulted in substantial underperformance for QTS shareholders Conflicts of Interest – Millions of dollars of related - party transactions with Mr . Williams’ personal or family - owned entities for uses including chartering a private aircraft and leasing the QTS headquarters, a contractual nomination as Chairman, and a dual share class structure create a culture without accountability, in our view Enrichment of Management through Opaque & Misaligned Compensation Practices – Compensation is discretionary, highlighted by Mr . Grabe and the Compensation Committee’s approval of stock options, including 200 , 000 to Mr . Williams after the shares dropped precipitously in March and prior to positive news releases in the following week Lack of Effective Board Oversight Has Led to Inferior Capital Allocation & Operations – Management has repeatedly missed their own targets and are likely to incur substantial acquisition write - downs, highlighted by the about - face exit of the C 3 (cloud & managed services) segment Source: Company filings

21 Land & Buildings To WITHHOLD Votes for Chad Williams & William Grabe • Mr . Williams – Chairman and CEO of QTS Realty Trust – is the individual most responsible for the Company’s substantial underperformance , in our view • Troubling conflicts of interest diminish his credibility as a steward for shareholders • We believe Mr. Williams’ culture lacking accountability is to blame for QTS’ persistent underperformance, inferior operations/capital allocation, and poor governance • QTS has underperformed its Data Center Peers by ~97% since its 2013 IPO (Total Shareholder Return) Source: Bloomberg data, Citi Global Property CEO Conference, Hollywood, FL, March 5, 2018; Glass Lewis Research, ISS Research, Company filings Note: Total Shareholder Returns (“ TSR ”) calculated from October 8, 2013 IPO through February 21, 2018 “I think this company – I am responsible and need to have a better accountability …” – March 5, 2018 • Mr . Grabe , as Chair of the Compensation Committee, is most responsible for the opaque compensation plan and questionable compensation decisions such as excessive grants of additional stock options to QTS executives, including 200 , 000 to Chad Williams, at trough prices in March 2018 for “additional motivation” • Mr . Grabe has a troubling track record of overpaying executives : In 2015 , ISS advised to Withhold votes for Mr . Grabe after Covisint Coporation (COVS) “paid discretionary bonuses after the performance thresholds for payout under the annual incentive aware were not achieved” when Mr . Grabe was on the company’s compensation committee • 80 + years old and remains a director despite his firm (General Atlantic) no longer owning QTS shares

INFERIOR TOTAL SHAREHOLDER RETURNS AND EARNINGS GROWTH

A HISTORY OF POOR DECISIONS BY CEO MR. WILLIAMS AND THE BOARD HAVE CAUSED SUBSTANTIAL UNDERPERFORMANCE

SITUATION OVERVIEW

- QTS has consistently underperformed versus its peers and has a track record of missing expectations
- QTS has lagged each of Data Center Peers' Total Shareholder Returns ("TSR"), with an average **~97%** underperformance since its IPO and **~35%** in the past year
- QTS has also achieved substantially lower Funds From Operations ("FFO") per share growth versus its Data Center Peers, trailing by **~43%** since the Company's IPO

TOTAL SHAREHOLDER RETURNS	SINCE QTS IPO	TRAILING 3 YEARS	TRAILING 1 YEAR
QTS	87%	-1%	-31%
Cyrus One	212%	79%	5%
CoreSite	225%	107%	7%
Digital Realty Trust	127%	64%	-3%
Equinix	170%	82%	6%
Data Center Peer Average	183%	83%	4%
QTS Underperformance	-97%	-84%	-35%

FFO PER SHARE GROWTH	SINCE QTS IPO	TRAILING 3 YEARS	TRAILING 1 YEAR
QTS	30%	14%	-6%
Data Center Peer Average	73%	49%	8%
QTS Underperformance	-43%	-35%	-14%

DOES MR. WILLIAMS BELIEVE THIS TRACK RECORD MERITS CONTINUED SHAREHOLDER SUPPORT?
DOES MR. GRABE BELIEVE THIS TRACK RECORD DESERVES ABOVE-TARGET AND ADDITIONAL COMPENSATION?

Source: Bloomberg data, Company and Data Center Peer filings
Note: Total Shareholder Returns ("TSR") calculated through February 21, 2018; Since QTS IPO, Trailing 3-year, and Trailing 1-year defined as date ranges from October 8, 2013, February 21, 2015 and February 21, 2017, respectively, through February 21, 2018; FFO adjusted for one-time items for CONE, CORE, DLR and QTS, and reflects company-reported Adjusted Funds From Operations for EQIX and are calculated through 2018 guidance; Since QTS IPO, Trailing 3-year, and Trailing 1-year defined as date ranges from 2014 actual, 2015 actual and 2017 actual, respectively

L&B

22

HIGH GOVERNANCE RISK AT QTS

- Corporate Governance Red Flags:
  - x Institutional Shareholder Services **(ISS) QualityScore of 9 out 10** indicates **high governance risk**
  - x **No new directors since QTS's 2013 IPO**
  - x QTS has **not opted out of the Maryland Unsolicited Takeovers Act (MUTA)**, allowing the Company to **classify the Board without shareholder approval**
  - x **Lack of board diversity**, including only one woman out of eight total directors
  - x Multiple QTS directors have **received Withhold recommendations from proxy advisory firms** and **low vote totals** in the past at QTS or other public companies
  - x **Significant and systematic conflicts of interest** of CEO and Chairman
  - x **Dual share class structure** and **tax protection agreement** with CEO and Chairman
  - x **Executive compensation paid on a discretionary basis**


QualityScore
9
Low Risk
High Risk
Scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Source: Company filings, QTS Definitive Proxy Statement, March 19, 2018; ISS Research
Note: QualityScore Profile Report as of February 26, 2018

23

24 Compensation – OPAQUE Disclosure & Excessive discretionary awards 1. Discretionary Compensation – The Company appears to be taking advantage of an opaque compensation structure and is awarding top executives with excessive discretionary pay 2. Increasing CEO Pay Above Stated Targets Despite Underperformance – Bonus pay for executives has increased substantially and was above stated targets while QTS has massively underperformed versus its Data Center Peers 3. Exploitation of Low Share Price For Unwarranted Options – Additional grants were made at trough public market valuation following the announcement to scrap C3 Source: QTS Definitive Proxy Statement, March 19, 2018; Company filings Exploiting Low Share Price to Award UNWARRANTED OPTIONS PAY ABOVE TARGET DESPITE UNDERPERFORMANCE Discretionary compensation

25 Legal Disclosures DISCLAIMER This is NOT a solicitation of authority to vote your proxy . Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent . Executed proxy cards should be returned according to the Company’s instructions . This presentation is for discussion and general informational purposes only . It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision . This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC (“Land & Buildings”) and is being provided to you for informational purposes only . The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to QTS Realty Trust, Inc . (“ QTS ” or the “Company”) and certain other companies referenced herein . Certain financial information and data used herein have been derived or obtained from public filings, including filings made by QTS with the Securities and Exchange Commission (“SEC”), and other sources . Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings’ conclusions . Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties . Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein . No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate . Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation . No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation . The analyses provided may include certain forward - looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities . Such statements, estimates, and projections reflect Land & Buildings’ various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes . No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto . Actual results may differ materially from those contained in the forward - looking statements . None of Land & Buildings, its affiliates, or their representatives, agents or associated companies or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient . Land & Buildings, its affiliates and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom . There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein . The estimates, projections and pro forma information set forth herein are based on assumptions which Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material . This presentation does not recommend the purchase or sale of any security . Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate . Land & Buildings disclaims any obligation to update the information contained herein . All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Land & Buildings’ use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names .

*           *           *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Land & Buildings Investment Management, LLC (“Land & Buildings”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings.